FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007
Commission File Number 0-52324

OLYMPUS PACIFIC MINERALS INC. (Translation of registrant's name into English)

Suite 500, 10 King Street East
Toronto, Ontario
M5C 1C3 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Olympus Pacific Minerals Inc.

Date: July 30, 2007	By:	/s/ David Seton
David Seton
Executive Chairman

INDEX
Exhibit	Description
99.1	Consent Qualified Person (NI 43-101) RD
99.2	Auditor Consent
99.3	Final_Prospectus_July_24_07
99.4	Consent Issuer's Legal Counsel
99.5	Consent Qualified Person (NI 43-101) MIC
99.6	Tech Report (NI 43-101) BM
99.7	Tech Report (NI 43-101) PS
99.8	Consent Qualified Person (NI 43-101) WGM
99.9	OSC MRRS Decision Document
99.10	Consent Letter of Underwriters' Legal Counsel